EXHIBIT 99.1

DANAOS CORPORATION

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements (unaudited) and the notes thereto included elsewhere in this report.

Results of Operations

Three months ended March 31, 2021 compared to three months ended March 31, 2020

During the three months ended March 31, 2021, Danaos had an average of 60.0 containerships compared to 55.7 containerships during the three months ended March 31, 2020. Our fleet utilization for the three months ended March 31, 2021 was 98.6% compared to 91.3% for the three months ended March 31, 2020. Adjusted fleet utilization, excluding the effect of 188 days of incremental off-hire due to shipyard delays related to the COVID-19 pandemic, was 95% in the three months ended March 31, 2020.

Operating Revenues

Operating revenues increased by 24.4%, or $25.9 million, to $132.1 million in the three months ended March 31, 2021 from $106.2 million in the three months ended March 31, 2020.

Operating revenues for the three months ended March 31, 2021 reflect:

•	a $10.5 million increase in revenues in the three months ended March 31, 2021 compared to the three months ended March 31, 2020 due to the incremental revenue generated by the newly-acquired vessels; and

•	a $15.4 million increase in revenues in the three months ended March 31, 2021 compared to the three months ended March 31, 2020 mainly as a result of higher charter rates and improved fleet utilization.

Voyage Expenses

Voyage expenses increased by $0.2 million to $4.2 million in the three months ended March 31, 2021 from $4.0 million in the three months ended March 31, 2020 primarily as a result of the increase in the average number of vessels in our fleet.

Vessel Operating Expenses

Vessel operating expenses increased by $5.1 million to $31.1 million in the three months ended March 31, 2021 from $26.0 million in the three months ended March 31, 2020, primarily as a result of the increase in the average number of vessels in our fleet and by an increase in the average daily operating cost of $5,954 per vessel per day for vessels on time charter for the three months ended March 31, 2021 compared to $5,522 per vessel per day for the three months ended March 31, 2020. The average daily operating cost increased mainly due to the COVID-19 related increase in crew remuneration in the three months ended March 31, 2021. Management believes that our daily operating cost remains among the most competitive in the industry.

Depreciation

Depreciation expense increased by 4.9%, or $1.2 million, to $25.8 million in the three months ended March 31, 2021 from $24.6 million in the three months ended March 31, 2020 mainly due to the acquisition of five vessels and installation of scrubbers on nine of our vessels in the year ended December 31, 2020.

Amortization of Deferred Drydocking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs increased by $0.2 million to $2.5 million in the three months ended March 31, 2021 from $2.3 million in the three months ended March 31, 2020.

General and Administrative Expenses

General and administrative expenses increased by $5.1 million to $10.9 million in the three months ended March 31, 2021, from $5.8 million in the three months ended March 31, 2020. The increase was mainly due to a $4.6 million increase in stock-based compensation and increased management fees due to the increased size of our fleet.

Interest Expense and Interest Income

Interest expense decreased by 7.4%, or $1.2 million, to $15.1 million in the three months ended March 31, 2021 from $16.3 million in the three months ended March 31, 2020. The decrease in interest expense is attributable to:

•	a $2.0 million decrease in interest expense due to a decrease in average cost of debt service by approximately 1.5%, which was partially offset by a $70.3 million increase in our average debt (including leaseback obligations), to $1,614.5 million in the three months ended March 31, 2021, compared to $1,544.2 million in the three months ended March 31, 2020; and

•	a $0.8 million increase in the amortization of deferred finance costs and debt discount related to our debt.

Our total outstanding debt as of March 31, 2021, reflects an additional amount of $300 million relating to our Senior Notes issued in February 2021, with net proceeds of $294.4 million placed in an escrow account. These net proceeds were used, together with the net proceeds from a new $815 million senior secured credit facility and a new $135 million leaseback arrangement, each drawn in April 2021, to refinance a substantial majority of our outstanding senior secured indebtedness on April 12, 2021. See “—Liquidity and Capital Resources” and “–2021 Debt Refinancing”.

As of March 31, 2021, our outstanding debt, net of $294.4 million escrowed net cash proceeds from the Senior Notes and gross of deferred finance costs, was $1,306.8 million and our leaseback obligation was $117.5 million compared to our outstanding debt of $1,396.3 million and our leaseback obligation of $134.3 million as of March 31, 2020.

Interest income increased by $0.3 million to $2.0 million in the three months ended March 31, 2021 compared to $1.7 million in the three months ended March 31, 2020.

Change in fair value of investments

The change in fair value of investments of $247.875 million relates to the change in fair value of our shareholding interest in ZIM, which completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021. We currently own 10,186,950 ordinary shares of ZIM, which were valued at $247.95 million as of March 31, 2021 compared to the book value of these shares of $75 thousand as of December 31, 2020.

Other Finance Costs, net

Other finance costs, net decreased by $0.2 million to $0.4 million in the three months ended March 31, 2021 compared to $0.6 million in the three months ended March 31, 2020.

Equity income/(loss) on investments

Equity income/(loss) on investments increased by $0.3 million to $1.8 million of income on investments in the three months ended March 31, 2021 compared to a $1.5 million income on investments in the three months ended March 31, 2020 due to the improved operating performance of Gemini, in which the Company has a 49% shareholding interest.

Loss on derivatives

Amortization of deferred realized losses on interest rate swaps remained stable at $0.9 million in each of the three months ended March 31, 2021 and March 31, 2020.

Other income, net

Other income, net was $4.0 million in income in the three months ended March 31, 2021 compared to $0.2 million in the three months ended March 31, 2020. The increase was mainly due to the collection from Hanjin Shipping of $3.9 million as a partial payment of common benefit claim and interest.

Liquidity and Capital Resources

Our principal source of funds has been operating cash flows, vessel sales, and long-term bank borrowings, as well as equity provided by our stockholders from our initial public offering in October 2006; common stock sales in August 2010 and the fourth quarter of 2019; and the capital contribution of Danaos Investment Limited as Trustee of the 883 Trust (“DIL”) on August 10, 2018. In February 2021, we sold $300 million of 8.500% senior unsecured notes due 2028 (the “Senior Notes”), as part of our 2021 Debt Refinancing as discussed below. Our principal uses of funds have been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements and repayment of debt.

Our short-term liquidity needs primarily relate to the funding of our vessel operating expenses, debt interest payments and servicing our debt obligations. Our long-term liquidity needs primarily relate to any additional vessel acquisitions in the containership sector and debt repayment. We anticipate that our primary sources of funds will be cash from operations and equity or debt financings. We used the net proceeds from the offering of our Senior Notes, together with a new $815 million senior secured credit facility with a four-year term (the “$815 Million Senior Secured Credit Facility”) and a new $135 million sale and leaseback arrangement (the “2021 Leaseback Agreement”), to implement a $1.25 billion refinancing of a substantial majority of our outstanding senior secured indebtedness consummated on April 12, 2021. Our completion of the 2021 Debt Refinancing extended the maturities of most of our indebtedness and decreased the amount of our cash from operations that is required to service our indebtedness, as reduced amortization and debt levels more than offset the higher interest rate payable under the Senior Notes. See “2021 Debt Refinancing” below.

Under our existing multi-year charters as of March 31, 2021, we had contracted revenues of $433.0 million for the remainder of 2021, $372.6 million for 2022 and thereafter $334.8 million. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

As of March 31, 2021, we had cash and cash equivalents of $68.1 million and restricted cash of $294.4 million held in an escrow account related to the net proceeds from the issuance of Senior Notes on February 11, 2021. As of March 31, 2021, we had no remaining borrowing availability under our credit facilities. As of March 31, 2021, we had $1,601.2 million of outstanding indebtedness (gross of deferred finance costs), including $300 million relating to our Senior Notes, and $117.5 million of outstanding leaseback obligations, gross of deferred finance costs, with respect to the vessels Hyundai Honour and Hyundai Respect. After giving effect to the 2021 Debt Refinancing consummated on April 12, 2021, we are obligated to make quarterly fixed amortization payments, totaling $73.5 million related to the long-term bank debt and aggregate payments of $62.5 million ($74.7 million including imputed interest) under our leaseback obligations, including the 2021 Leaseback Agreement, to March 31, 2022 (gross of deferred finance costs). The 2021 Debt Refinancing increased the principal amount of debt we had outstanding as of March 31, 2021 significantly as our Senior Notes were issued prior to such date but net proceeds therefrom were not applied to repay outstanding indebtedness until the 2021 Debt Refinancing was consummated on April 12, 2021.

On May 12, 2020, we refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four-year term, at the end of which we will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at our option, for a purchase price set forth in the agreement. This arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. As of March 31, 2021, we had $117.5 million of this outstanding leaseback obligations, gross of deferred finance costs, with aggregate payments of $30.9 million (including imputed interest) due in monthly installments by March 31, 2022. See also Note 4 “Fixed Assets, net” to our unaudited condensed consolidated financial statements included in this report.

On April 12, 2021 we entered into a new sale and leaseback arrangement for five of our vessels CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca, CMA CGM Samson and CMA CGM Melisande amounting to gross proceeds of $135.0 million with a five-year term, at the end of which we will reacquire these vessels for an aggregate amount of $31.0 million or earlier, at our option, for a purchase price set forth in the agreement. We expect that the arrangement will not qualify for a sale of the vessels and the net proceeds will be recognized as a financial leaseback liability

In 2018, we entered into the 2018 Refinancing agreement with certain of our lenders holding approximately $2.2 billion of debt maturing on December 31, 2018 for a debt refinancing transaction (the “2018 Refinancing”) which was consummated on August 10, 2018. The debt refinancing involved our entry into new credit facilities, which we refer to as the 2018 Credit Facilities, including the amendment and restatement of certain previous credit facilities, resulting in a $551 million reduction in our debt, reset financial and certain other covenants, modified interest rates and amortization profiles and the extension of debt maturities by approximately five years to December 31, 2023 (or, in some cases, June 30, 2024). In the 2018 Refinancing, we issued to certain of our lenders an aggregate of 7,095,877 shares of our common stock on the 2018 Refinancing Closing Date. In connection with the 2018 Refinancing, DIL, our largest stockholder, contributed $10 million to us on the 2018 Refinancing Closing Date, for which DIL did not receive any shares of common stock or other interests in us. See the Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021. We refinanced the 2018 Credit Facilities in April 2021 as part of our 2021 Debt Refinancing, described below under “2021 Debt Refinancing.”

On May 10, 2021, we declared a dividend of $0.50 per share of common stock payable on June 9, 2021, to holders of record on May 27, 2021. We intend to pay a regular quarterly dividend on our common stock, which will have an impact on our liquidity. Payments of dividends are subject to the discretion of our board of directors, provisions of Marshall Islands law affecting the payment of distributions to stockholders and the terms of our credit facilities, which permit the payment of dividends so long as there has been no event of default thereunder nor would occur as a result of such dividend payment, and will be subject to conditions in the container shipping industry, our financial performance and us having sufficient available excess cash and distributable reserves.

ZIM and HMM Securities

In July 2014, ZIM and its creditors entered into definitive documentation effecting ZIM’s restructuring with its creditors. The terms of the restructuring included a reduction in the charter rates payable by ZIM under its time charters, expiring in 2020 or 2021, for six of our vessels. The terms also included our receipt of approximately $49.9 million aggregate principal amount of unsecured, interest bearing ZIM notes maturing in 2023 (consisting of $8.8 million of 3% Series 1 Notes due 2023 amortizing subject to available cash flow in accordance with a corporate cash sweep mechanism, and $41.1 million of 5% Series 2 Notes due 2023 non-amortizing (of the 5% interest rate, 3% is payable quarterly in cash and 2% is payable in kind, accrued quarterly with deferred cash payment on maturity)) and ZIM shares representing approximately 7.4% of the outstanding ZIM shares immediately after the restructuring, in exchange for such charter rate reductions and cancellation of ZIM’s other obligations to us which relate to the outstanding long term receivable as of December 31, 2013. In March 2020, we increased our equity participation in ZIM to 10.2% by acquisition of additional shares for $75 thousand. On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. We currently own 10,186,950 ordinary shares of ZIM, which shareholding interest was valued at $247.95 million as of March 31, 2021. In March 2021, we received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM. See Note 7, “Other Current and Non-current Assets” to our unaudited condensed consolidated financial statements included in this report. Additionally, on April 22, 2021, ZIM announced a mandatory repayment of all other outstanding ZIM Series 1 Notes and ZIM Series 2 Notes together with accrued PIK interest of these notes. Based on this announcement, we expect to receive an aggregate amount of $53.3 million in June 2021. We reclassified an amount of $53.1 million related to ZIM Series 1 Notes and Series 2 Notes to “Other current assets” as of March 31, 2021.

In July 2016, we entered into a charter restructuring agreement with Hyundai Merchant Marine (“HMM”), which provides for a 20% reduction, for the period until December 31, 2019 (or earlier charter expiration in the case of eight vessels), in the charter hire rates payable for thirteen of our vessels currently employed with HMM. In exchange, under the charter restructuring agreement we received (i) $32.8 million principal amount of senior, unsecured Loan Notes 1, amortizing subject to available cash flows, which accrue interest at 3% per annum payable on maturity in July 2024, (ii) $6.2 million principal amount of senior, unsecured, non-amortizing Loan Notes 2, which accrue interest at 3% per annum payable on maturity in December 2022 and (iii) 4,637,558 HMM shares, which were sold on September 1, 2016 for cash proceeds of $38.1 million. On March 28, 2017, the Company sold $13.0 million principal amount carried at amortized costs of $8.6 million of HMM Loan Notes 1 for gross cash proceeds on sale of $6.2 million resulting in a loss on sale of $2.4 million. The sale of these notes resulted in the transfer of all held to maturity securities into the available for sale securities and recognizing unrealized holding gains of $8.0 million for all remaining HMM and ZIM notes in accumulated other comprehensive income as of March 31, 2021. We reclassified an amount of $22.8 million related to HMM Loan Notes 1 to the “Other current assets” as of March 31, 2021 as the issuer called the mandatory full repayment of the outstanding principal together with accrued PIK interest of these notes expected to be collected in May 2021. See Note 7, “Other Current and Non-current Assets” to our unaudited condensed consolidated financial statements included elsewhere in this report.

Impact of COVID-19 on our Business

The spread of the COVID-19 virus, which was declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets. The duration and full effects of this global health emergency and related disruptions are uncertain. The pandemic has had severe impacts on the global economic activity, which were expected to lead to a global recession. These trends are expected to continue for the near future as the success and timing of COVID-19 containment strategies are uncertain and negative impacts are expected to reverberate beyond the duration of the pandemic itself. However, the container shipping industry, in contrast with other sectors, has already begun to reverse some of the negative impacts suffered in the first half of 2020.

In particular as it pertains to our business, the COVID-19 pandemic negatively affected global demand for the seaborne transportation of containerized cargoes. Global seaborne container trade declined significantly in 2020, with an estimated impact of around 3% in TEU terms. Liner companies initially responded to these circumstances by reducing service and cutting sailings, which increased idle containership fleet capacity in the first half of 2020 to a peak of 12%. As a result, container freight rates were volatile and containership charter market rates declined significantly in the first half of 2020. However, the ability of the liner companies to consistently manage capacity addressed the drop in volumes at the onset of the pandemic, which alleviated pressure on our customers’ cash flows, many of whom have since reported strong profitability, and stabilized freight rates. The second half of 2020 and the first quarter of 2021 has seen robust demand for seaborne transportation of containerized cargo, with freight volumes and freight rates rebounding sharply. The growth of e-commerce, together with the grounding of aircraft resulting from travel restrictions, has shifted significant shipping volume to seaborne containers. The resulting demand for containerships has driven global idle capacity to approximately 1.2% as of December 31, 2020, with negligible vessel capacity available in certain size segments, increasing charter rates for all segments and enabling us to recharter many of our smaller vessels which had charters expiring during this period at higher rates. Many liner operators and containership owners reported improved results in the second half of 2020 and the first quarter of 2021, due in part to improving container shipping industry market conditions in the second half of the year. Our operating revenues increased to $132.1 million in the three months ended March 31, 2021 compared to $106.2 million in the three months ended March 31, 2020.

COVID-19 related travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels, caused an increase in remuneration of our crew on the vessels and delays in carrying out of certain hull repairs and maintenance in 2020, which disruptions could continue to affect our operations. During the first quarter of 2020, we experienced delays in Chinese shipyards related to the scheduled installations of the scrubbers on certain of our vessels and delays in carrying out dry-docking repairs, which resulted in incremental 188 off-hire days of our vessels ultimately leading to decreased operating revenue by approximately $3.2 million compared to our expectations.

In response to the pandemic, we have instituted enhanced safety protocols such as having a substantial portion of our on-shore staff working remotely, more frequent disinfection of our on-shore facilities, temperature readings, limitation of on-site visitors and travel, mandatory self-isolation of personnel returning from travel and replacing physical meetings with virtual meetings. We expect to continue such measures, which have not had a significant impact on our expenses, to some degree until the pandemic abates. In addition, the prevailing low interest rates, in part due to actions taken by central banks to stimulate economic activity in the face of the pandemic, has also reduced our interest expense, while lower fuel prices, which is a substantial expense borne by our customers, has helped to bolster their financial position.

The COVID-19 pandemic continues to unfold and may negatively affect our business, financial performance and results of our operations in the future, as it did in the first half of 2020. The extent of any such effects depends on factors beyond our control and cannot be predicted with certainty. Any prolonged slowdown in the global economy may again negatively impact worldwide demand for products transported by containerships, adversely affect the liquidity and financial position of our charterers and may decrease rechartering hire rates for our vessels. This could result in reductions in our revenue and the market value of our vessels, which could materially adversely affect our business and results of operations, as well as our ability to service or refinance our debt and comply with financial covenants of our credit facilities.

Cash Flows

	Three Months	Three Months
	ended	ended
	March 31, 2021	March 31, 2020
	(In thousands)
Net cash provided by operating activities	$88,258	$55,427
Net cash provided by/(used in) investing activities	$1,156	$(42,321)
Net cash provided by/(used in) financing activities	$207,431	$(55,257)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $32.8 million, to $88.2 million provided by operating activities in the three months ended March 31, 2021 compared to $55.4 million provided by operating activities in the three months ended March 31, 2020. The increase was the result mainly of a $25.9 million increase in operating revenues, lower payments for dry-docking and special survey costs by $3.9 million, due to the partial collection of common benefit claim of $3.9 million from Hanjin Shipping, a $2.6 million change in working capital and a $2.3 million decrease in net finance cost, which were partially offset by a $5.8 million increase in operating expenses in the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Net Cash Provided by/(Used in) Investing Activities

Net cash flows provided by/(used in) investing activities increased by $43.5 million, to $1.2 million provided by investing activities in the three months ended March 31, 2021 compared to $42.3 million used in investing activities in the three months ended March 31, 2020. The change was mainly due to the acquisition of new vessels and advances mainly related to installation of scrubbers and vessel additions in 2020 compared to $1.2 million additions to the vessels in 2021, which was partially offset by the $2.4 million redemption of ZIM debt securities owned by us in the three months ended March 31, 2021.

Net Cash Provided by/(Used in) Financing Activities

Net cash flows provided by/(used in) financing activities increased by $262.7 million, to $207.4 million provided by financing activities in the three months ended March 31, 2021 compared to $55.3 million used in financing activities in the three months ended March 31, 2020 mainly due net proceeds from the issuance of the senior unsecured notes of $294.4 million, which were partially offset by $31.7 million increase in total debt repayments and finance costs payments.

Non-GAAP Financial Measures

We report our financial results in accordance with U.S. generally accepted accounting principles (GAAP). Management believes, however, that certain non-GAAP financial measures used in managing the business may provide users of this financial information additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance. See the table below for supplemental financial data and corresponding reconciliation to GAAP financial measures. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest income and expense, taxes, depreciation, as well as amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued. Adjusted EBITDA represents net income before interest income and expense, taxes, depreciation, amortization of deferred drydocking & special survey costs, amortization of deferred realized losses of cash flow interest rate swaps, amortization of finance costs and finance costs accrued, change in fair value of investments and stock-based compensation. We believe that EBITDA and Adjusted EBITDA assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. EBITDA and Adjusted EBITDA are also used: (i) by prospective and current customers as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Our EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and should not be considered in isolation or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA/Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA/Adjusted EBITDA do not reflect any cash requirements for such capital expenditures. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Because of these limitations, EBITDA/Adjusted EBITDA should not be considered as principal indicators of our performance.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Three Months	Three Months
	ended	ended
	March 31, 2021	March 31, 2020
	(In thousands)
Net income	$296,780	$29,089
Depreciation	25,799	24,581
Amortization of deferred drydocking & special survey costs	2,509	2,310
Amortization of deferred realized losses of cash flow interest rate swaps	893	903
Amortization of finance costs and debt discount	4,894	4,054
Finance costs accrued (Exit Fees under our Bank Agreements)	134	138
Interest income	(1,978)	(1,714)
Interest expense	10,217	12,259
EBITDA	339,248	71,620
Change in fair value of investments	(247,875)	-
Stock based compensation	4,909	298
Adjusted EBITDA	$96,282	$71,918

EBITDA increased by $267.6 million, to $339.2 million in the three months ended March 31, 2021 from $71.6 million in the three months ended March 31, 2020. This increase was mainly attributed to a change in fair value of ordinary shares of ZIM by $247.9 million, a $25.9 million increase in operating revenues, the partial collection of common benefit claim of $3.9 million from Hanjin Shipping and a $0.3 million increase in the operating performance of our equity investees, which were partially offset by a $10.4 million increase in total operating expenses in the three months ended March 31, 2021 compared to the three months ended March 31, 2020.

Adjusted EBITDA increased by $24.4 million, to $96.3 million in the three months ended March 31, 2021 from $71.9 million in the three months ended March 31, 2020. This increase was mainly attributed to a $25.9 million increase in operating revenues, the partial collection of common benefit claim of $3.9 million from Hanjin Shipping and a $0.3 million increase in the operating performance of our equity investees, which were partially offset by a $5.7 million increase in operating expenses in the three months ended March 31, 2021 compared to the three months ended March 31, 2020. Adjusted EBITDA for the three months ended March 31, 2021 is adjusted for change in fair value of investments of $247.9 million and $4.9 million of stock-based compensation.

Credit Facilities

We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet and the 2018 Refinancing, which are described in Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021. The following summarizes certain terms of our credit facilities and our Senior Notes:

Credit Facility	Outstanding Principal Amount (in millions)(1)	Collateral Vessels
The Royal Bank of Scotland $475.5 mil. Facility(2)(3)	$419.6	The Progress C, the Highway, the Bridge, the Zim Monaco, the Express Argentina, the Express France, the Express Spain, the CMA CGM Racine, the America, the CMA CGM Melisande, the Hyundai Smart, the Express Berlin, the Le Havre and the Derby D
HSH Nordbank—Aegean Baltic Bank—Piraeus Bank $382.5 mil. Facility(2)(3)	$342.8	The Vladivostok, the Advance, the Stride, the Future, the Sprinter, the Amalia C, the Zebra, the Artotina (ex Danae C), the Dimitris C, the Performance, the Europe, the Dimitra C, the Hyundai Speed, the Express Rome, the CMA CGM Rabelais, the Pusan C and the ANL Tongala
Citibank $114 mil. Facility(3)	$57.8	The CMA CGM Moliere and the CMA CGM Musset
Citibank $123.9 mil. Facility(3)	$84.9	The Rio Grande, the Zim Sao Paolo and the Zim Kingston
Citibank $120 mil. Facility(2)(3)	$91.0	The Colombo, the Seattle C, the Vancouver, the Singapore and the Express Athens
Citibank—Eurobank $37.6 mil. Facility(3)	$13.5	The Hyundai Ambition
Club Facility $206.2 mil(3)	$118.8	The Zim Dalian, the Express Brazil, the YM Maturity, the Express Black Sea and the CMA CGM Attila
Credit Suisse $171.8 mil. Facility(3)	$97.0	The Zim Luanda, the CMA CGM Nerval and the YM Mandate
Macquarie Bank $58 mil. Facility	$53.4	The Niledutch Lion, the Phoebe, the Bremen and the C Hamburg
SinoPac $13.3 mil. Facility	$12.3	The Charleston
Senior Notes(4)	$300.0

(1)	As of March 31, 2021.

(2)	These credit facilities are also secured by a second priority lien on the CMA CGM Tancredi, the CMA CGM Bianca, the CMA CGM Samson and the Hyundai Ambition.

(3)	Danaos Corporation is the borrower, and its subsidiaries owning the collateral vessels set forth opposite the name of the facility in the table, are guarantors, under this credit facility.

(4)	Net proceeds from the Senior Notes issued on February 11, 2021 of $294.4 million were placed in an escrow account and were used together with the net proceeds from a new $815 million Citibank/Natwest credit facility and a new $135 million sale and leaseback arrangement to implement the refinancing of 2018 credit facilities on April 12, 2021, as described below under 2021 Debt Refinancing.

As of March 31, 2021, there was no remaining borrowing availability under any of our credit facilities. We were in compliance with the financial covenants of the credit facilities as of March 31, 2021 and December 31, 2020.

Additionally, as described above, in May 2020, we refinanced two of our 13,100 TEU vessels, the Hyundai Honour and the Hyundai Respect through a sale and leaseback arrangement with a four-year term at the end of which we will reacquire the vessels for a specified purchase price. As of March 31, 2021, we had $117.5 million of outstanding leaseback obligations.

For additional details regarding the credit facilities, please refer to Note 10, “Long-term Debt, net” to our consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021.

We refinanced the 2018 Credit Facilities in April 2021 as part of our 2021 Debt Refinancing, described below under “2021 Debt Refinancing.”

Senior Notes

On February 11, 2021, we consummated an offering of $300 million aggregate principal amount of 8.500% Senior Notes due 2028 of Danaos Corporation, which we refer to as the Senior Notes. The net proceeds from the offering were initially placed into an escrow account, with Citibank, N.A., as escrow agent, and subsequently released in April 2021 in connection with the 2021 Debt Refinancing.

The Senior Notes were issued pursuant to an Indenture, dated as of February 11, 2021, between the Company and Citibank, N.A., London Branch, as trustee, paying agent, registrar and transfer agent. The Senior Notes bear interest at a rate of 8.500% per year, payable in cash on March 1 and September 1 of each year, commencing September 1, 2021. The Senior Notes will mature on March 1, 2028. The Senior Notes are general senior unsecured obligations of Danaos Corporation.

For additional details regarding the Senior Notes please refer to Note 10, “Long-term Debt, net” to our consolidated financial statements included elsewhere in this report and “Item 5. Operating and Financial Review and Prospects–Senior Notes” in our Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021.

2021 Debt Refinancing

On April 12, 2021, we consummated our previously announced refinancing of a substantial majority of our outstanding senior secured indebtedness (the “2021 Debt Refinancing”), and used the proceeds from our new $815 Million Senior Secured Credit Facility with Citibank N.A. and National Westminster Bank plc, entered into on April 1, 2021, our $135 million 2021 Leaseback Agreement with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., with respect to five of our vessels, CMA CGM Attila, CMA CGM Tancredi, CMA CGM Bianca, CMA CGM Samson and CMA CGM Melisande, and the net proceeds, which were released from escrow, of the Company’s February 2021 offering of Senior Notes, to refinance all of the outstanding indebtedness under the following senior secured credit facilities: (1) The Royal Bank of Scotland $475.5 million facility, (2) HSH Nordbank-Aegean Baltic Bank-Piraeus Bank $382.5 million facility, (3) Citibank $114 million Facility, (4) Citibank $123.9 million facility, (5) Citibank $120 million facility, (6) Citibank-Eurobank $37.6 million facility, (7) Club Facility $206.2 million, (8) Credit Suisse $171.8 million facility and (9) Sinosure-Cexim-Citibank-ABN Amro $203.4 million facility. The 2021 Debt Refinancing, including the $815 Million Senior Secured Credit Facility and 2021 Leaseback Agreement, were effected on the terms described in additional detail in the Company’s Annual Report on Form 20-F filed with the SEC on March 4, 2021.

These refinanced senior secured credit facilities represented all of our existing credit facilities and other secured financing arrangements other than (1) our Macquarie Bank and SinoPac senior secured credit facilities, which respectively financed and are secured by the five vessels we acquired in 2020, which we refer to as the “2020 Credit Facilities”, and (2) our sale-leaseback back arrangement entered into in 2020 for the vessels Hyundai Honour and Hyundai Respect, which we refer to as the 2020 Leaseback Agreement, which remain in place in accordance with their existing terms after the 2021 Debt Refinancing.

In connection with the 2021 Debt Refinancing, the Company’s Amended and Restated Restrictive Covenant Agreement and Amended and Restated Management Agreement were amended and restated to eliminate references to the refinanced credit facilities and provisions related to arrangements with lenders under those credit facilities. In addition, the Stockholders Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby, and the Registration Rights Agreement, dated as of August 10, 2018, among Danaos Corporation and the stockholders bound thereby, were terminated as of April 30, 2021.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Swaps

In the past, we entered into interest rate swap agreements converting floating interest rate exposure into fixed interest rates in order to hedge our exposure to fluctuations in prevailing market interest rates, as well as interest rate swap agreements converting the fixed rate we paid in connection with certain of our credit facilities into floating interest rates in order to economically hedge the fair value of the fixed rate credit facilities against fluctuations in prevailing market interest rates. All of these interest rate swap agreements have expired and we do not currently have any outstanding interest rate swap agreements. Refer to Note 10, “Financial Instruments”, to our unaudited condensed consolidated financial statements included in this report.

Foreign Currency Exchange Risk

We did not enter into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions during the three months ended March 31, 2021 and 2020.

Off-Balance Sheet Arrangements

We do not have any transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Capitalization and Indebtedness

The table below sets forth our consolidated capitalization as of March 31, 2021.

•	on an actual basis; and

•	on an as adjusted basis to reflect, in the period from April 1, 2021 to May 10, 2021, refinancing of the 2018 credit facilities with net proceeds from the issuance of Senior Notes, the new $815 Million Senior Secured Credit Facility and the 2021 Leaseback Agreement on April 12, 2021; and scheduled debt repayments of $2.0 million related to our leaseback obligations and $0.5 million related to the SinoPac credit facility.

Other than these adjustments, there have been no other material changes to our capitalization from debt or equity issuances, re-capitalizations, special dividends, or debt repayments as adjusted in the table below between April 1, 2021 and May 10, 2021.

	As of March 31, 2021
	Actual	As adjusted
	(US Dollars in thousands)
Debt:
Senior Secured Credit Facilities	$1,291,097	$880,200
Leaseback Obligations	117,474	247,466
Senior Notes due 2028	300,000	300,000
Exit Fees	22,795	12,039
Total debt (1) (2)	$1,731,366	$1,439,705
Stockholders’ equity:
Preferred stock, par value $0.01 per share; 100,000,000 preferred shares authorized and none issued; actual and as adjusted	-	-
Common stock, par value $0.01 per share; 750,000,000 shares authorized; 24,938,598 shares issued and 20,599,327 shares outstanding; actual and as adjusted (3)	206	206
Additional paid-in capital (3)	760,297	760,297
Accumulated other comprehensive loss	(66,189)	(66,189)
Retained earnings (4)	663,432	663,432
Total stockholders’ equity	1,357,746	1,357,746
Total capitalization	$3,089,112	$2,797,451

(1)	Long-term debt excludes accumulated accrued interest of $147.2 million outstanding as of March 31, 2021. All of the indebtedness reflected in the table is secured and is guaranteed by Danaos Corporation, in the case of indebtedness of our subsidiaries ($65.7 million on an actual basis) and leaseback obligations of our subsidiaries ($117.5 million on an actual basis), or by our subsidiaries, in the case of indebtedness of Danaos Corporation ($1,248.2 million on an actual basis) and Senior Notes due 2028 ($300.0 million on an actual basis). As adjusted exit fees reflect additional fees payable to the lenders of the new $815 million senior secured credit facility in eight quarterly instalments. See Note 9 “Long-Term Debt, net” and Note 4 “Fixed Assets, net” to our unaudited condensed consolidated financial statements included elsewhere in this report.

(2)	Total debt is presented gross of the fair value adjustment and deferred finance costs, which amount to $12.7 million and $34.0 million, respectively.

(3)	Actual and as adjusted issued and outstanding common stock include 245,562 shares of restricted stock, which are scheduled to vest on December 31, 2021 and December 31, 2022, subject to satisfaction of the vesting terms.

(4)	As adjusted retained earnings do not reflect any financial result arising in connection with the refinancing completed on April 12, 2021.

Our Fleet

The following table describes in detail our fleet deployment profile as of May 10, 2021:

Vessel Name	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)		Extension Options(5)
Hyundai Ambition	2012	13,100	June 2024	HMM	T/C	June 2024	$64,918		+3 years at $60,418
Hyundai Speed	2012	13,100	June 2024	HMM	T/C	June 2024	$64,918		+3 years at $60,418
Hyundai Smart	2012	13,100	May 2024	HMM	T/C	May 2024	$64,918		+3 years at $60,418
Hyundai Respect(6)	2012	13,100	March 2024	HMM	T/C	March 2024	$64,918		+3 years at $60,418
Hyundai Honour(6)	2012	13,100	February 2024	HMM	T/C	February 2024	$64,918		+3 years at $60,418
Express Rome	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000		+3 months at $28,000
									+10 up to 14 months at $29,000
									+10 up to 14 months at $30,000
Express Berlin	2011	10,100	April 2022	Yang Ming	T/C	April 2022	$27,750		+4 months at $27,750
									+10.5 to 13.5 months at $27,750
Express Athens	2011	10,100	February 2022	Hapag Lloyd	T/C	May 2021	$27,000
					T/C	February 2022	$28,000		+3 months at $28,000
									+10 up to 14 months at $29,000
									+10 up to 14 months at $30,000

Le Havre	2006	9,580	April 2023	MSC	T/C	April 2023	$23,000		+4 months at $23,000
Pusan C	2006	9,580	March 2023	MSC	T/C	March 2023	$23,000		+4 months at $23,000
Bremen	2009	9,012	December 2022	MSC	T/C	December 2022	$23,000		+2 months at $23,000
C Hamburg	2009	9,012	January 2023	MSC	T/C	January 2023	$23,000		+2 months at $23,000
Niledutch Lion	2008	8,626	February 2022	Niledutch	T/C	February 2022	$28,000		+3 months at $28,000
Charleston	2005	8,533	December 2021	RCL	T/C	December 2021	$30,000		+2 months at $30,000
CMA CGM Melisande	2012	8,530	May 2024	CMA CGM	T/C	November 2023	$43,000
					T/C	May 2024	at market	(7)	+6 months at market(7)
CMA CGM Attila	2011	8,530	October 2023	CMA CGM	T/C	April 2023	$43,000
					T/C	October 2023	at market	(7)	+6 months at market(7)

CMA CGM Tancredi	2011	8,530	November 2023	CMA CGM	T/C	May 2023	$43,000
					T/C	November 2023	at market	(7)	+6 months at market(7)

CMA CGM Bianca	2011	8,530	January 2024	CMA CGM	T/C	July 2023	$43,000
					T/C	January 2024	at market	(7)	+6 months at market(7)
CMA CGM Samson	2011	8,530	March 2024	CMA CGM	T/C	September 2023	$43,000
					T/C	March 2024	at market	(7)	+6 months at market(7)
America	2004	8,468	February 2023	MSC	T/C	February 2023	$22,000		+4 months at $22,000
Europe	2004	8,468	March 2023	MSC	T/C	March 2023	$22,000		+4 months at $22,000
Phoebe	2005	8,463	April 2022	ONE	T/C	April 2022	$24,000		+4 months at $24,000
CMA CGM Moliere	2009	6,500	February 2022	CMA CGM	T/C	August 2021	$34,350
					T/C	February 2022	at market	(7)	+6 months at market(7)
CMA CGM Musset	2010	6,500	August 2022	CMA CGM	T/C	February 2022	$34,350
					T/C	August 2022	at market	(7)	+6 months at market(7)
CMA CGM Nerval	2010	6,500	October 2022	CMA CGM	T/C	April 2022	$34,350
					T/C	October 2022	at market	(7)	+6 months at market(7)
CMA CGM Rabelais	2010	6,500	December 2022	CMA CGM	T/C	June 2022	$34,350
					T/C	December 2022	at market	(7)	+6 months at market(7)
CMA CGM Racine	2010	6,500	January 2023	CMA CGM	T/C	July 2022	$34,350
					T/C	January 2023	at market	(7)	+6 months at market(7)
YM Mandate	2010	6,500	January 2028	Yang Ming	B/B	January 2028	$26,890		+8 months at $26,890
YM Maturity	2010	6,500	April 2028	Yang Ming	B/B	April 2028	$26,890		+8 months at $26,890
Dimitra C	2002	6,402	January 2023	Hapag Lloyd	T/C	January 2023	$20,000		+3 months at $20,000
									+12 months at $21,500
Performance	2002	6,402	July 2021	CMA CGM	T/C	July 2021	$16,500		+1 month at 16,500
			May 2024	ZIM	T/C	May 2024	$36,000		+6 months at $36,000
Rio Grande	2008	4,253	December 2021	KMTC	T/C	December 2021	$24,500		+2 months at $24,500

ZIM Sao Paolo	2008	4,253	February 2023	ZIM	T/C	February 2023	$21,150		+4 months at $21,150
									+13 months at $25,000
ZIM Kingston	2008	4,253	April 2023	ZIM	T/C	April 2023	$25,500		+4 months at $25,500
ZIM Monaco	2009	4,253	July 2022	ZIM	T/C	July 2022	$20,000		+2 months at $20,000
ZIM Dalian	2009	4,253	May 2021	ZIM	T/C	May 2021	$13,700
			November 2022	KMTC	T/C	November 2022	$30,750		+4 months at $30,750
ZIM Luanda	2009	4,253	August 2025	ZIM	T/C	August 2021	$13,700
					T/C	August 2025	$30,000		+4 months at $30,000
Seattle C	2007	4,253	September2021	CMA CGM	T/C	September 2021	$25,000		+2.5 months at $25,000
Vancouver	2007	4,253	December 2021	OOCL	T/C	December 2021	$23,500		+2 months at $23,500
Derby D	2004	4,253	January 2022	CMA CGM	T/C	January 2022	$25,000		+1 month at $25,000
ANL Tongala	2004	4,253	January 2023	ZIM	T/C	January 2023	$30,750		+ 4 months at $30,750
Dimitris C	2001	3,430	January 2022	CMA CGM	T/C	January 2022	$21,500		+2 months at $21,500
Express Argentina	2010	3,400	May 2023	Maersk	T/C	May 2023	$26,500		+4 months at $26,500
Express Brazil	2010	3,400	September2021	CMA CGM	T/C	September 2021	$15,750		+3 months at $15,750
Express France	2010	3,400	October 2021	CMA CGM	T/C	October 2021	$15,750		+3 months at $15,750
Express Spain	2011	3,400	January 2022	Cosco	T/C	January 2022	$20,400		+2 months at $20,400
Express Black Sea	2011	3,400	January 2022	Cosco	T/C	January 2022	$21,150		+2 months at $21,150
Singapore	2004	3,314	October 2021	SM Lines	T/C	October 2021	$17,100		+2 months at $17,100
Colombo	2004	3,314	December 2021	Cosco	T/C	December 2021	$20,400		+2 months at $20,400
Zebra	2001	2,602	August 2021	Evergreen	T/C	August 2021	$15,000		+2.5 months at $15,000
Artotina (ex Danae C)	2001	2,524	February 2022	SITC	T/C	February 2022	$20,000		+2 months at $20,000
Amalia C	1998	2,452	January 2023	OOCL	T/C	July 2021	$12,200
					T/C	January 2023	$24,000		+2 months at $24,000
Vladivostok	1997	2,200	October 2021	Maersk	T/C	October 2021	$14,000		+6 months at $14,000
Stride	1997	2,200	February 2022	Evergreen	T/C	February 2022	$14,500		+1 month at $14,500
Sprinter	1997	2,200	December 2021	Evergreen	T/C	December 2021	$14,000		+1.5 months at $14,000
Future	1997	2,200	November 2021	Evergreen	T/C	November 2021	$14,000		+2 months at $14,000
Advance	1997	2,200	January 2022	Evergreen	T/C	January 2022	$14,500		+1 month at $14,500
Bridge	1998	2,200	April 2022	Samudera	T/C	April 2022	$15,000		+2 months at $15,000
Highway	1998	2,200	August 2022	Cosco	T/C	August 2022	$17,000		+4 months at $17,000
Progress C	1998	2,200	December 2021	Evergreen	T/C	December 2021	$14,000		+1.5 months at $14,000

Gemini Vessels	Year Built	Vessel size (TEU)	Expiration of charter(1)	Charterer	Charter Type(2)	Through(3)	Charter rate(4)	Extension Options(5)
Belita(8)	2006	8,533	September 2021	CMA CGM	T/C	September 2021	$25,000	+4 months at $25,000
Catherine C(8)	2001	6,422	January 2023	MSC	T/C	January 2023	$18,000	+4 months at $18,000
Leo C(8)	2002	6,422	August 2022	MSC	T/C	August 2022	$18,000	+4 months at $18,000
Suez Canal(8)(9)	2002	5,610	March 2023	TS Lines	T/C	March 2023	$30,000	+4 months at $30,000
Genoa(8)(9)	2002	5,544	September 2021	Sealead	T/C	September 2021	$21,000	+2 months at $21,000
			November 2024	PIL	T/C	November 2024	$39,999	+4 months at $39,999

(1)	Earliest date charters could expire. Most charters include options for the charterers to extend their terms as described in the “Extension Options” column.
(2)	“T/C” stands for “Time Charter” and “B/B” stands for “Bareboat Charter”.
(3)	This column indicates the date through which the charter rate set forth in the column to the immediate right of such date is payable. For charters with the same charter rate throughout the fixed term of the charter, this date is the same as the charter expiration date set forth in the “Expiration of Charter” column
(4)	Gross charter rate, which does not include charter commissions.
(5)	At the option of the charterer.
(6)	A subsidiary of Danaos holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.
(7)	Daily charter rate for last nine months of the contractual charter term will be the prevailing market rate at that time. (8) Vessels acquired by Gemini, in which Danaos holds a 49% equity interest
(9)	A subsidiary of Gemini holds a leasehold bareboat charter interest in such vessel, pursuant to which such subsidiary will acquire all rights to such vessel at the end of such lease.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning our operations, cash flows, financial position, including with respect to vessel and other asset values, plans, objectives, goals, strategies, future events, performance or business prospects, changes and trends in our business and the markets in which we operate, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions. Although Danaos Corporation believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Danaos Corporation cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity, demand for seaborne transportation of containerized cargo, the ability and willingness of charterers to fulfill their obligations to us, charter rates for containerships, shipyards performing scrubber installations, drydocking and repairs, changing vessel crews and availability of financing; Danaos’ ability to achieve the expected benefits of the 2021 Debt Refinancing and comply with the terms of its new credit facilities and other financing agreements entered into in connection with the 2021 Debt Refinancing, the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by us with the U.S. Securities and Exchange Commission.

DANAOS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars, except share and per share amounts)

		As of
		March 31,	December 31,
	Notes	2021	2020
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3	$68,104	$65,663
Accounts receivable, net		7,343	7,556
Inventories		9,272	9,619
Prepaid expenses		1,166	855
Due from related parties	15	21,232	20,426
Other current assets	7	89,679	14,329
Total current assets		196,796	118,448
NON-CURRENT ASSETS
Fixed assets at cost, net of accumulated depreciation of $967,759 (2020: $941,960)	4	2,455,171	2,479,937
Deferred charges, net	5	15,737	17,339
Restricted cash	3,9	294,404	-
Investments in affiliates	6	17,076	15,273
Other non-current assets	7	275,378	83,383
Total non-current assets		3,057,766	2,595,932
Total assets		$3,254,562	$2,714,380

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable		$12,709	$10,613
Accrued liabilities	8	14,845	10,960
Current portion of long-term debt, net	9	111,130	155,662
Current portion of long-term leaseback obligation, net	4	24,862	24,515
Accumulated accrued interest, current portion		7,169	18,036
Unearned revenue		19,487	19,476
Other current liabilities		418	423
Total current liabilities		190,620	239,685

LONG-TERM LIABILITIES
Long-term debt, net	9	1,458,947	1,187,345
Long-term leaseback obligation, net of current portion	4	89,673	95,585
Accumulated accrued interest, net of current portion		140,037	136,433
Unearned revenue, net of current portion		17,458	19,574
Other long-term liabilities		81	181
Total long-term liabilities		1,706,196	1,439,118
Total liabilities		1,896,816	1,678,803

Commitments and Contingencies	11	-	-

STOCKHOLDERS’ EQUITY
Preferred stock (par value $0.01, 100,000,000 preferred shares authorized and not issued as of March 31, 2021 and December 31, 2020)	12	-	-
Common stock (par value $0.01, 750,000,000 common shares authorized as of March 31, 2021 and December 31, 2020. 24,938,598 and 24,788,598 shares issued as of March 31, 2021 and December 31, 2020; and 20,599,327 and 20,449,327 shares outstanding as of March 31, 2021 and December 31, 2020)	12	206	204
Additional paid-in capital		760,297	755,390
Accumulated other comprehensive loss	7,10	(66,189)	(86,669)
Retained earnings		663,432	366,652
Total stockholders’ equity		1,357,746	1,035,577
Total liabilities and stockholders’ equity		$3,254,562	$2,714,380

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Three months ended
		March 31,
	Notes	2021	2020
OPERATING REVENUES	13	$132,118	$106,196

OPERATING EXPENSES
Voyage expenses	15	(4,228)	(4,046)
Vessel operating expenses		(31,078)	(26,002)
Depreciation		(25,799)	(24,581)
Amortization of deferred drydocking and special survey costs	5	(2,509)	(2,310)
General and administrative expenses	15	(10,895)	(5,840)
Income From Operations		57,609	43,417

OTHER INCOME (EXPENSES):
Interest income		1,978	1,714
Interest expense		(15,111)	(16,313)
Change in fair value of investments	7	247,875	-
Other finance expenses		(452)	(622)
Equity income on investments	6	1,803	1,545
Other income, net	11	3,971	251
Loss on derivatives	10	(893)	(903)
Total Other Income/(Expenses), net		239,171	(14,328)

Net Income		$296,780	$29,089

EARNINGS PER SHARE
Basic earnings per share		$14.62	$1.18
Diluted earnings per share		$14.47	$1.17
Basic weighted average number of common shares (in thousands)	14	20,293	24,573
Diluted weighted average number of common shares (in thousands)	14	20,513	24,789

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) (unaudited)

(Expressed in thousands of United States Dollars)

		Three months ended
		March 31,
	Notes	2021	2020
Net income for the period		$296,780	$29,089
Other comprehensive income/(loss):
Unrealized gain/(loss) on available for sale securities	7	19,587	(8,332)
Amortization of deferred realized losses on cash flow hedges	10	893	903
Total Other Comprehensive Income/(Loss)		20,480	(7,429)
Comprehensive Income		$317,260	$21,660

The accompanying notes are an integral part of these condensed consolidated financial statements

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (unaudited)

(Expressed in thousands of United States Dollars)

	Common Stock			Accumulated
	Number of shares	Par value	Additional paid-in capital	other comprehensive loss	Retained earnings	Total
As of December 31, 2019	24,789	$248	$785,274	$(116,934)	$213,102	$881,690
Net Income	—	—	—	—	29,089	29,089
Stock compensation	—	—	298	—	—	298
Net movement in other comprehensive income	—	—	—	(7,429)	—	(7,429)
As of March 31, 2020	24,789	$248	$785,572	$(124,363)	$242,191	$903,648

	Common Stock			Accumulated
	Number of shares	Par value	Additional paid-in capital	other comprehensive loss	Retained earnings	Total
As of December 31, 2020	20,449	$204	$755,390	$(86,669)	$366,652	$1,035,577
Net Income	—	—	—	—	296,780	296,780
Stock compensation	150	2	4,907	—	—	4,909
Net movement in other comprehensive income	—	—	—	20,480	—	20,480
As of March 31, 2021	20,599	$206	$760,297	$(66,189)	$663,432	$1,357,746

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(Expressed in thousands of United States Dollars)

	Three months ended
	March 31,
	2021	2020
Cash Flows from Operating Activities
Net income	$296,780	$29,089

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	25,799	24,581
Amortization of deferred drydocking and special survey costs	2,509	2,310
Amortization of finance costs	3,297	2,520
Exit fee accrued on debt	134	138
Debt discount amortization	1,597	1,534
PIK interest	642	807
Change in fair value of investments	(247,875)	-
Payments for drydocking and special survey costs deferred	(907)	(4,850)
Amortization of deferred realized losses on interest rate swaps	893	903
Stock based compensation	4,909	298
Equity income on investments	(1,803)	(1,545)
(Increase)/Decrease in
Accounts receivable	213	(776)
Inventories	347	(213)
Prepaid expenses	(311)	520
Due from related parties	(806)	(1,551)
Other assets, current and non-current	1,772	(645)
Increase/(Decrease) in
Accounts payable	1,551	1,877
Accrued liabilities	1,727	3,466
Unearned revenue, current and long-term	(2,105)	(2,932)
Other liabilities, current and long-term	(105)	(104)
Net Cash provided by Operating Activities	88,258	55,427

Cash Flows from Investing Activities
Vessels additions and advances	(1,236)	(42,246)
Investments	2,392	(75)
Net Cash provided by/(used in) Investing Activities	1,156	(42,321)

Cash Flows from Financing Activities
Proceeds from long-term debt	294,386	-
Payments of long-term debt	(71,849)	(32,637)
Payments of leaseback obligation	(5,916)	(3,876)
Payments of accumulated accrued interest	(4,702)	(8,329)
Finance costs	(4,488)	(10,415)
Net Cash provided by/(used in) Financing Activities	207,431	(55,257)

Net Increase/(Decrease) in cash, cash equivalents and restricted cash	296,845	(42,151)
Cash, cash equivalents and restricted cash at beginning of period	65,663	139,170
Cash, cash equivalents and restricted cash at end of period	$362,508	$97,019

The accompanying notes are an integral part of these condensed consolidated financial statements.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	Basis of Presentation and General Information

The accompanying condensed consolidated financial statements (unaudited) have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The reporting and functional currency of the Company is the United States Dollar.

Danaos Corporation (“Danaos” or “Company”), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. The authorized capital stock of Danaos Corporation is 750,000,000 shares of common stock with a par value of $0.01 and 100,000,000 shares of preferred stock with a par value of $0.01. Refer to Note 12, “Stockholders’ Equity”. The Company’s principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning companies whose principal activity is the ownership and operation of containerships that are under the exclusive management of a related party of the Company.

In the opinion of management, the accompanying condensed consolidated financial statements (unaudited) of Danaos and subsidiaries contain all adjustments necessary to present fairly, in all material respects, the Company’s condensed consolidated financial position as of March 31, 2021, the condensed consolidated results of operations for the three months ended March 31, 2021 and 2020 and the condensed consolidated cash flows for the three months ended March 31, 2021 and 2020. All such adjustments are deemed to be of a normal, recurring nature. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Danaos’ Annual Report on Form 20-F for the year ended December 31, 2020. The results of operations for the three months ended March 31, 2021, are not necessarily indicative of the results to be expected for the full year. The year-end condensed consolidated balance sheet data was derived from annual financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The accompanying condensed consolidated financial statements (unaudited) represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

The Company also consolidates entities that are determined to be variable interest entities, of which the Company is the primary beneficiary, as defined in the authoritative guidance under U.S. GAAP. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights. The condensed consolidated financial statements (unaudited) have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the condensed consolidated balance sheets and condensed consolidated statements of income, cash flows and stockholders’ equity at and for each period since their respective incorporation dates. The consolidated companies are referred to as “Danaos,” or “the Company.”

As of March 31, 2021, Danaos included the vessel owning companies (the “Danaos Subsidiaries”) listed below. All vessels are container vessels:

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
Megacarrier (No. 1) Corp.	September 10, 2007	Hyundai Honour	2012	13,100
Megacarrier (No. 2) Corp.	September 10, 2007	Hyundai Respect	2012	13,100
Megacarrier (No. 3) Corp.	September 10, 2007	Hyundai Smart	2012	13,100
Megacarrier (No. 4) Corp.	September 10, 2007	Hyundai Speed	2012	13,100
Megacarrier (No. 5) Corp.	September 10, 2007	Hyundai Ambition	2012	13,100

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Company	Date of Incorporation	Vessel Name	Year Built	TEU(1)
CellContainer (No. 6) Corp.	October 31, 2007	Express Berlin	2011	10,100
CellContainer (No. 7) Corp.	October 31, 2007	Express Rome	2011	10,100
CellContainer (No. 8) Corp.	October 31, 2007	Express Athens	2011	10,100
Karlita Shipping Co. Ltd.	February 27, 2003	Pusan C	2006	9,580
Ramona Marine Co. Ltd.	February 27, 2003	Le Havre	2006	9,580
Oceancarrier (No. 2) Corp.	October 15, 2020	Bremen	2009	9,012
Oceancarrier (No. 3) Corp.	October 15, 2020	C Hamburg	2009	9,012
Blackwell Seaways Inc.	January 9, 2020	Niledutch Lion	2008	8,626
Oceancarrier (No. 1) Corp.	February 19, 2020	Charleston	2005	8,533
Teucarrier (No. 5) Corp.	September 17, 2007	CMA CGM Melisande	2012	8,530
Teucarrier (No. 1) Corp.	January 31, 2007	CMA CGM Attila	2011	8,530
Teucarrier (No. 2) Corp.	January 31, 2007	CMA CGM Tancredi	2011	8,530
Teucarrier (No. 3) Corp.	January 31, 2007	CMA CGM Bianca	2011	8,530
Teucarrier (No. 4) Corp.	January 31, 2007	CMA CGM Samson	2011	8,530
Oceanew Shipping Ltd.	January 14, 2002	Europe	2004	8,468
Oceanprize Navigation Ltd.	January 21, 2003	America	2004	8,468
Rewarding International Shipping Inc.	October 1, 2019	Phoebe	2005	8,463
Boxcarrier (No. 2) Corp.	June 27, 2006	CMA CGM Musset	2010	6,500
Boxcarrier (No. 3) Corp.	June 27, 2006	CMA CGM Nerval	2010	6,500
Boxcarrier (No. 4) Corp.	June 27, 2006	CMA CGM Rabelais	2010	6,500
Boxcarrier (No. 5) Corp.	June 27, 2006	CMA CGM Racine	2010	6,500
Boxcarrier (No. 1) Corp.	June 27, 2006	CMA CGM Moliere	2009	6,500
Expresscarrier (No. 1) Corp.	March 5, 2007	YM Mandate	2010	6,500
Expresscarrier (No. 2) Corp.	March 5, 2007	YM Maturity	2010	6,500
Actaea Company Limited	October 14, 2014	Performance	2002	6,402
Asteria Shipping Company Limited	October 14, 2014	Dimitra C	2002	6,402
Continent Marine Inc.	March 22, 2006	Zim Monaco	2009	4,253
Medsea Marine Inc.	May 8, 2006	Zim Dalian	2009	4,253
Blacksea Marine Inc.	May 8, 2006	Zim Luanda	2009	4,253
Bayview Shipping Inc.	March 22, 2006	Rio Grande	2008	4,253
Channelview Marine Inc.	March 22, 2006	Zim Sao Paolo	2008	4,253
Balticsea Marine Inc.	March 22, 2006	Zim Kingston	2008	4,253
Seacarriers Services Inc.	June 28, 2005	Seattle C	2007	4,253
Seacarriers Lines Inc.	June 28, 2005	Vancouver	2007	4,253
Containers Services Inc.	May 30, 2002	ANL Tongala	2004	4,253
Containers Lines Inc.	May 30, 2002	Derby D	2004	4,253
Boulevard Shiptrade S.A	September 12, 2013	Dimitris C	2001	3,430
CellContainer (No. 4) Corp.	March 23, 2007	Express Spain	2011	3,400
CellContainer (No. 5) Corp.	March 23, 2007	Express Black Sea	2011	3,400
CellContainer (No. 1) Corp.	March 23, 2007	Express Argentina	2010	3,400
CellContainer (No. 2) Corp.	March 23, 2007	Express Brazil	2010	3,400
CellContainer (No. 3) Corp.	March 23, 2007	Express France	2010	3,400
Wellington Marine Inc.	January 27, 2005	Singapore	2004	3,314
Auckland Marine Inc.	January 27, 2005	Colombo	2004	3,314
Vilos Navigation Company Ltd.	May 30, 2013	Zebra	2001	2,602
Trindade Maritime Company	April 10, 2013	Amalia C	1998	2,452
Sarond Shipping Inc.	January 18, 2013	Artotina (ex Danae C)	2001	2,524
Speedcarrier (No. 7) Corp.	December 6, 2007	Highway	1998	2,200
Speedcarrier (No. 6) Corp.	December 6, 2007	Progress C	1998	2,200
Speedcarrier (No. 8) Corp.	December 6, 2007	Bridge	1998	2,200
Speedcarrier (No. 1) Corp.	June 28, 2007	Vladivostok	1997	2,200
Speedcarrier (No. 2) Corp.	June 28, 2007	Advance	1997	2,200
Speedcarrier (No. 3) Corp.	June 28, 2007	Stride	1997	2,200
Speedcarrier (No. 5) Corp.	June 28, 2007	Future	1997	2,200
Speedcarrier (No. 4) Corp.	June 28, 2007	Sprinter	1997	2,200

(1)	Twenty-feet equivalent unit, the international standard measure for containers and containership capacity.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization, in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations, including due to decreased demand for global seaborne container trade and containership charter rates, mainly experienced in the first half of 2020. The extent of the impact will depend largely on future developments. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. As of March 31, 2021, the Company concluded that no events and circumstances triggered the existence of potential impairment of its vessels. As of March 31, 2021, no vessel impairment loss was identified.

2	Significant Accounting Policies

For a detailed discussion about the Company’s significant accounting policies, see Note 2 “Significant Accounting Policies” in the Company’s consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission on March 4, 2021. During the three months ended March 31, 2021, there were no other significant changes made to the Company’s significant accounting policies.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following (in thousands):

	As of	As of	As of
	March 31, 2021	December 31, 2020	December 31, 2019
Cash and cash equivalents	$68,104	$65,663	$139,170
Restricted cash	294,404	-	-
Total	$362,508	$65,663	$139,170

The restricted cash represents net proceed from notes retained on an escrow account as of March 31, 2021. Please refer to Note 9 “Long-Term Debt, net” for further details.

4	Fixed assets, net

The residual value (estimated scrap value at the end of the vessels’ useful lives) of the fleet was estimated at $428.2 million as of March 31, 2021 and as of December 31, 2020. The Company has calculated the residual value of the vessels taking into consideration the 10 year average and the 5 year average of the scrap prices. The Company has applied uniformly the scrap value of $300 per ton for all vessels. The Company believes that $300 per ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although the Company believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclical nature of future demand for scrap steel.

On May 12, 2020, the Company refinanced the existing leaseback obligation related to the vessels Hyundai Honour and Hyundai Respect with a new sale and leaseback arrangement amounting to $139.1 million with a four years term, at the end of which the Company will reacquire these vessels for an aggregate amount of $36.0 million or earlier, at the Company’s option, for a purchase price set forth in the agreement. This new arrangement did not qualify for a sale of the vessels and the net proceeds were recognized as a financial leaseback liability. The carrying value of these vessels amount to $268.5 million as of March 31, 2021.

The scheduled leaseback instalments subsequent to March 31, 2021 are as follows (in thousands):

Instalments due by 12-months period ended:
March 31, 2022	$30,916
March 31, 2023	30,915
March 31, 2024	31,000
Until April 2024	38,541
Total leaseback instalments	131,372
Less: Imputed interest	(13,898)
Total leaseback obligation	117,474
Less: Deferred finance costs, net	(2,939)
Less: Current leaseback obligation	(24,862)
Leaseback obligation, net of current portion	$89,673

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5	Deferred Charges, net

Deferred charges, net consisted of the following (in thousands):

Drydocking and Special Survey Costs
As of January 1, 2020	$11,455
Additions	16,916
Amortization	(11,032)
As of December 31, 2020	17,339
Additions	907
Amortization	(2,509)
As of March 31, 2021	$15,737

The Company follows the deferral method of accounting for drydocking and special survey costs in accordance with accounting for planned major maintenance activities, whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off. Furthermore, when a vessel is drydocked for more than one reporting period, the respective costs are identified and recorded in the period in which they were incurred and not at the conclusion of the drydocking.

6	Investments in affiliates

In August 2015, an affiliated company Gemini Shipholdings Corporation (“Gemini”) was formed by the Company and Virage International Ltd. (“Virage”), a company controlled by the Company’s largest shareholder. Gemini acquired a 100% interest in entities with capital leases for the Suez Canal and Genoa and that own the container vessels Catherine C and Leo C. In August 2019, an affiliated company of Gemini acquired an 8,533 TEU container vessel built in 2006 renamed to Belita. Gemini financed these acquisitions with the assumption of capital lease obligations of $35.4 million, $30.0 million of borrowings under secured loan facilities and an aggregate of $47.4 million from equity contributions from the Company and Virage, which subscribed in cash for 49% and 51%, respectively, of Gemini’s issued and outstanding share capital. As of March 31, 2021, Gemini consolidated its wholly owned subsidiaries listed below:

Company	Vessel Name	Year Built	TEU	Date of vessel delivery
Averto Shipping S.A.	Suez Canal	2002	5,610	July 20, 2015
Sinoi Marine Ltd.	Genoa	2002	5,544	August 2, 2015
Kingsland International Shipping Limited	Catherine C	2001	6,422	September 21, 2015
Leo Shipping and Trading S.A.	Leo C	2002	6,422	February 4, 2016
Springer Shipping Co.	Belita	2006	8,533	August 26, 2019

The Company has determined that Gemini is a variable interest entity of which the Company is not the primary beneficiary, and as such, this affiliated company is accounted for under the equity method and recorded under “Equity income/(loss) on investments” in the condensed consolidated statements of income. The Company does not guarantee the debt of Gemini and its subsidiaries and has the right to purchase all of the beneficial interest in Gemini that it does not own for fair market value at any time after December 31, 2018, to the extent permitted under its credit facilities. The net assets of Gemini total $34.8 million and $31.2 million as of March 31, 2021 and December 31, 2020, respectively. The Company’s exposure is limited to its share of the net assets of Gemini proportionate to its 49% equity interest in Gemini.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6	Investments in affiliates (Continued)

A condensed summary of the financial information for equity accounted investments 49% owned by the Company shown on a 100% basis are as follows (in thousands):

	As of	As of
	March 31, 2021	December 31, 2020
Current assets	$14,631	$11,524
Non-current assets	$68,813	$69,149
Current liabilities	$8,057	$7,585
Non-current liabilities	$40,538	$41,920

	Three months ended	Three months ended
	March 31, 2021	March 31, 2020
Net operating revenues	$8,446	$8,157
Net income	$3,681	$3,154

7	Other Current and Non-current Assets

Other current and non-current assets consisted of the following (in thousands):

	As of	As of
	March 31, 2021	December 31, 2020
Available for sale securities:
ZIM notes, net	$53,116	-
HMM notes, net	22,821	-
Straight lining of revenue	9,405	$9,454
Other assets	4,337	4,875
Total current assets	$89,679	$14,329

Available for sale securities:
ZIM notes, net	-	$43,559
HMM notes, net	$5,689	19,328
Equity participation ZIM	247,950	75
Other assets	21,739	20,421
Total non-current assets	$275,378	$83,383

Equity participation in ZIM and interest bearing unsecured ZIM notes maturing in 2023, which consist of $8.8 million Series 1 Notes and $41.1 million of Series 2 Notes, were obtained after the charter restructuring agreements with ZIM in July 2014. Interest bearing senior unsecured HMM notes consist of $32.8 million Loan Notes 1 maturing in July 2024 and $6.2 million Loan Notes 2 maturing in December 2022, which were obtained after the charter restructuring agreements with HMM in July 2016. See Note 7 “Other Non-current Assets” to the consolidated financial statements in the Annual Report on Form 20-F for the year ended December 31, 2020 for further details.

HMM Notes 1 amounting to $22.8 million and ZIM Series 1 and Series 2 Notes amounting to $53.1 million were reclassified to “Other current assets” as of March 31, 2021 as the issuers called the mandatory full repayments of the outstanding principal together with accrued PIK interest of these notes, which are expected to be collected in May and June 2021, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7	Other Current and Non-current Assets (Continued)

The Company received $2.4 million of mandatory repayment of ZIM Series 1 Notes from excess cash of ZIM in March 2021.

On January 27, 2021, ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares. The Company currently owns 10,186,950 ordinary shares of ZIM and this shareholding interest has been fair valued at $247.95 million as of March 31, 2021, based on the closing price of ZIM ordinary shares on the NYSE on that date. For the three months ended March 31, 2021, the change in fair value of investments reflected in the consolidated statement of income was $247.9 million. These shares were recorded at a book value of $75 thousands as of December 31, 2020.

ZIM and HMM unsecured debt securities are not publicly traded, are infrequently traded over the counter by certain brokers and have no readily determinable market value or credit ratings. The unrealized loss in the prior years was primarily caused by challenging business environment faced by container shipping industry, which affected profitability and liquidity of ZIM and HMM. The financial results and financial position of both ZIM and HMM have significantly improved in the recent months. The Company collects cash interest applicable to ZIM securities, mandatory repayments of the notes and rentals on the Company’s vessels leased to ZIM and HMM on a regular basis, in accordance with the contractual agreements. The contractual terms of ZIM and HMM debt securities do not permit ZIM or HMM to settle the debt securities at a price less than the amortized cost basis on the investments. The Company currently does not expect ZIM or HMM to settle the debt securities at a price less than the amortized cost basis of the investments. The Company does not intend to sell ZIM and HMM debt securities and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost basis.

The following tables summarizes the unrealized positions for available-for-sale debt securities as of March 31, 2021 and December 31, 2020 (in thousands):

Description of securities	Amortized cost basis	Fair value	Unrealized gain/(loss)
March 31, 2021
ZIM notes	$48,478	$53,116	$4,638
HMM notes	25,152	28,510	3,358
Total	$73,630	$81,626	$7,996
December 31, 2020
ZIM notes	$49,871	$43,559	$(6,312)
HMM notes	24,607	19,328	(5,279)
Total	$74,478	$62,887	$(11,591)

The unrealized gain/(loss), which were recognized in other comprehensive income/(loss), are analyzed as follows as of March 31, 2021 (in thousands):

Unrealized gain/(loss) on available for sale securities
Beginning balance as of January 1, 2021	$(11,591)
Unrealized gain on available for sale securities	19,587
Ending balance as of March 31, 2021	$7,996

Other non-current assets mainly include non-current assets related to straight-lining of the Company’s revenue amounting to $17.7 million and $20.0 million as of March 31, 2021 and December 31, 2020, respectively.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8	Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	As of	As of
	March 31, 2021	December 31, 2020
Accrued payroll	$1,204	$1,008
Accrued interest	5,188	2,137
Accrued dry-docking expenses	582	2,177
Accrued expenses	7,871	5,638
Total	$14,845	$10,960

Accrued expenses mainly consisted of accruals related to the operation of the Company’s fleet and refinancing fees as of March 31, 2021 and December 31, 2020.

9	Long-Term Debt, net

Long-term debt, net consisted of the following (in thousands):

Credit Facility	Balance as of March 31, 2021	Balance as of December 31, 2020
The Royal Bank of Scotland $475.5 mil. Facility	$419,608	$433,412
HSH Nordbank AG - Aegean Baltic Bank - Piraeus Bank $382.5 mil. Facility	342,794	351,759
Citibank $114 mil. Facility	57,763	63,061
Credit Suisse $171.8 mil. Facility	97,059	101,254
Citibank – Eurobank $37.6 mil. Facility	13,526	17,669
Club Facility $206.2 mil.	118,764	124,427
Sinosure Cexim - Citibank - ABN Amro $203.4 mil. Facility	-	20,340
Citibank $123.9 mil. Facility	84,906	85,280
Citibank $120 mil. Facility	90,977	93,742
Senior unsecured notes	300,000	-
Macquarie Bank $58 mil. Facility	53,400	56,000
SinoPac $13.3 mil. Facility	12,300	12,800
Fair value of debt	(12,707)	(14,304)
Comprehensive Financing Plan exit fees accrued	22,795	22,660
Total long-term debt	$1,601,185	$1,368,100
Less: Deferred finance costs, net	(31,108)	(25,093)
Less: Current portion	(111,130)	(155,662)
Total long-term debt net of current portion and deferred finance cost	$1,458,947	$1,187,345

Each of the credit facilities is collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels, and in the case of the credit facilities entered into in 2018 the Company’s investments in ZIM and Hyundai Merchant Marine securities, and stock pledges and benefits from corporate guarantees. As of March 31, 2021, fifty-eight of the Company’s vessels, excluding the Hyundai Honour and Hyundai Respect, having a net carrying value of $2,186.7 million, were subject to first and second preferred mortgages as collateral to the Company’s credit facilities.

As of March 31, 2021, there was no remaining borrowing availability under the Company’s credit facilities. The Company was in compliance with the financial covenants of the credit facilities as of March 31, 2021 and December 31, 2020.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9	Long-Term Debt, net (Continued)

On February 11, 2021, the Company issued in a private placement, $300,000,000 aggregate principal amount of senior unsecured notes, which bear interest at a fixed rate of 8.50% per annum and mature on March 1, 2028. At any time on or after March 1, 2024, March 1, 2025 and March 1, 2026 the Company may elect to redeem all or any portion of the notes, respectively, at a price equal to 104.25%, 102.125% and 100%, respectively, of the principal amount being redeemed. Prior to March 1, 2024 the Company may redeem up to 35% of the aggregate principal of the notes from equity offering proceeds at a price equal to 108.50% within 90 days after the equity offering closing. Interest payments on the notes are payable semi-annually commencing on September 1, 2021. Net proceeds from senior unsecured notes amounting to $294.4 million were placed on an escrow account in February 2021 and on April 12, 2021 were used, together with other newly drawn debt facilities, to refinance the Company’s 2018 Credit Facilities. Refer to Note 16 “Subsequent Events”.

The Company fully repaid Sinosure Cexim – Citibank – ABN Amro facility in the three months ended March 31, 2021. The vessels CMA CGM Tancredi, CMA CGM Samson and CMA CGM Bianca previously mortgaged by this facility, together with CMA CGM Melisande and CMA CGM Attila, were refinanced through a new $135 million sale and leaseback arrangement with Oriental Fleet International Company Limited on April 12, 2021.

After giving effect to the debt refinancing consummated on April 12, 2021, scheduled debt maturities of long-term debt subsequent to March 31, 2021 are as follows (in thousands):

Payments due by period ended	Principal repayments
March 31, 2022	$111,130
March 31, 2023	130,679
March 31, 2024	104,093
March 31, 2025	93,048
March 31, 2026	545,750
Thereafter	331,000
Total long-term debt	$1,315,700

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Financial Instruments

The principal financial assets of the Company consist of cash and cash equivalents and trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans. The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s condensed consolidated financial statements.

Interest Rate Risk: Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with established financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company is exposed to credit risk in the event of non-performance by counterparties, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. The Company depends upon a limited number of customers for a large part of its revenues. Credit risk with respect to trade accounts receivable is generally managed by the selection of customers among the major liner companies in the world and their dispersion across many geographic areas.

Fair Value: The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities (excluding long-term bank loans and certain other non-current assets) approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of available for sale securities is estimated based on weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security. The Company is exposed to changes in fair value of available for sale securities as there is no hedging strategy.

a. Interest Rate Swap Hedges

The Company currently has no outstanding interest rate swaps agreements. However, in the past years, the Company entered into interest rate swap agreements with its lenders in order to manage its floating rate exposure. Certain variable-rate interests on specific borrowings were associated with vessels under construction and were capitalized as a cost of the specific vessels. In accordance with the accounting guidance on derivatives and hedging, the amounts related to realized gains or losses on cash flow hedges that have been entered into and qualified for hedge accounting, in order to hedge the variability of that interest, were recognized in accumulated other comprehensive loss and are reclassified into earnings over the depreciable life of the constructed asset, since that depreciable life coincides with the amortization period for the capitalized interest cost on the debt. An amount of $0.9 million was reclassified into earnings for the three months ended March 31, 2021 and 2020, representing its amortization over the depreciable life of the vessels. An amount of $3.6 million is expected to be reclassified into earnings within the next 12 months.

b. Fair Value of Financial Instruments

The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value.

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of March 31, 2021 and December 31, 2020.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10	Financial Instruments (Continued)

The estimated fair values of the Company’s financial instruments are as follows:

	As of March 31, 2021		As of December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
	(in thousands of $)
Cash and cash equivalents	$68,104	$68,104	$65,663	$65,663
Restricted cash	$294,404	$294,404	$—	$—
ZIM notes	$53,116	$53,116	$43,559	$43,559
HMM notes	$28,510	$28,510	$19,328	$19,328
Equity participation ZIM	$247,950	$247,950	$—	$—
Long-term debt, including current portion	$1,601,185	$1,601,185	$1,368,100	$1,368,100

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2021:

	Fair Value Measurements as of March 31, 2021
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$53,116	$—	$53,116	$—
HMM notes(1)	$28,510	$—	$28,510	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of March 31, 2021:

	Fair Value Measurements as of March 31, 2021
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,601,185	$—	$1,601,185	$—

The estimated fair value of the financial instruments that are measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020:

	Fair Value Measurements as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
ZIM notes(1)	$43,559	$—	$43,559	$—
HMM notes(1)	$19,328	$—	$19,328	$—

The estimated fair value of the financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows as of December 31, 2020:

	Fair Value Measurements as of December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
	(in thousands of $)
Long-term debt, including current portion(2)	$1,368,100	$—	$1,368,100	$—

(1)	The fair value is estimated based on a weighted combination of (1) a yield-to-maturity analysis based on a quoted (non-binding) price from a third party broker, (2) a yield-to-maturity analysis of a similar bond(s) in an active market, (3) the available market data for yield-to-maturity for the corporate bonds, if available and (4) if applicable, redemption information announced by the issuer of the security.

(2)	Long-term debt, including current portion is presented gross of deferred finance costs of $31.1 million and $25.1 million as of March 31, 2021 and December 31, 2020, respectively. The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, as well as taking into account its increased credit risk and does not include amounts related to the accumulated accrued interest.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11	Commitments and Contingencies

There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company’s business. Furthermore, the Company does not have any commitments outstanding. On January 20, 2021, the Company received $3.9 million from Hanjin Shipping as a partial payment of common benefit claim and interest. See the Note 4 “Fixed Assets, Net” for buyback obligation related to the sale and leaseback arrangement.

12	Stockholders’ Equity

In October 2020, the Company repurchased 4,339,271 shares of the Company’s common stock for an aggregate purchase price of $31.1 million in privately negotiated transactions, including 2,517,013 shares from the Royal Bank of Scotland and 1,822,258 shares from Sphinx Investment Corp.

As of April 18, 2008, the Board of Directors and the Compensation Committee approved incentive compensation of the Manager’s employees with its shares from time to time, after specific for each such time, decision by the compensation committee and the Board of Directors in order to provide a means of compensation in the form of free shares to certain employees of the Manager of the Company’s common stock. The plan was effective as of December 31, 2008. Pursuant to the terms of the plan, employees of the Manager may receive (from time to time) shares of the Company’s common stock as additional compensation for their services offered during the preceding period. The total amount of stock to be granted to employees of the Manager will be at the Company’s Board of Directors’ discretion only and there will be no contractual obligation for any stock to be granted as part of the employees’ compensation package in future periods.

On September 14, 2018, the Company granted 298,774 shares of restricted stock to executive officers of the Company, out of which 149,386 restricted shares vested on December 31, 2019 and 149,388 restricted shares are scheduled to vest on December 31, 2021. On May 10, 2019, the Company granted 137,944 shares of restricted stock to certain employees of the Manager (including 35,714 shares to executive officers), out of which 4,168 shares were forfeited in 2019 and 66,888 restricted shares vested on December 31, 2019. In 2020, 714 shares were forfeited and 66,174 restricted shares are scheduled to vest on December 31, 2021. On February 12, 2021, the Company granted 110,000 fully vested shares to executive officers and Board of Directors members and on March 16, 2021, the Company granted 40,000 shares to certain employees of the Manager, out which 10,000 fully vested on the grant date, 10,000 restricted shares are scheduled to vest on December 31, 2021 and the remaining 20,000 restricted shares are scheduled to vest on December 31, 2022. These restricted shares are subject to satisfaction of the vesting terms, under the Company’s 2006 Equity Compensation Plan, as amended. 245,562 shares and 215,562 shares of restricted stock are issued and outstanding as of March 31, 2021 and December 31, 2020, respectively.

The aggregate number of shares of common stock for which awards may be granted under the Plan shall not exceed 1,000,000 shares plus the number of unvested shares granted before August 2, 2019. The equity awards may be granted by the Company’s Compensation Committee or Board of Directors under its amended and restated 2006 equity compensation plan. Awards made under the Plan that have been forfeited, cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

The Company has also established the Directors Share Payment Plan under its 2006 equity compensation plan. The purpose of the plan is to provide a means of payment of all or a portion of compensation payable to directors of the Company in the form of Company’s Common Stock. The plan was effective as of April 18, 2008. Each member of the Board of Directors of the Company may participate in the plan. Pursuant to the terms of the plan, directors may elect to receive in Common Stock all or a portion of their compensation. Following December 31 of each year, the Company delivers to each Director the number of shares represented by the rights credited to their Share Payment Account during the preceding calendar year. During the three months ended March 31, 2021 and March 31, 2020, none of the directors elected to receive their compensation in Company shares.

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13	Lease Arrangements

Charters-out

As of March 31, 2021, the Company generated operating revenues from its 60 vessels on time charters or bareboat charter agreements, with remaining terms ranging from less than one year to April 2028. Under the terms of the charter party agreements, most charterers have options to extend the duration of contracts ranging from less than one year to three years after the expiration of the contract. The Company determines fair value of its vessels at the lease commencement date and at the end of lease term for lease classification with the assistance from valuations obtained by third party independent shipbrokers. The Company manages its risk associated with the residual value of its vessels after the expiration of the charter party agreements by seeking multi-year charter arrangements for its vessels.

The future minimum rentals, expected to be earned on non-cancellable time charters and bareboat charters classified as operating leases consisted of the following as of March 31, 2021 (in thousands):

Remainder of 2021	$432,979
2022	372,597
2023	210,731
2024	61,839
2025	19,571
2026 and thereafter	42,641
Total future rentals	$1,140,358

Rentals from time charters are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the future minimum rentals, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

14	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended
	March 31, 2021	March 31, 2020
	(in thousands)
Numerator:
Net income	$296,780	$29,089

Denominator (number of shares in thousands):
Basic weighted average common shares outstanding	20,293	24,573
Effect of dilutive securities:
Share based compensation	220	216
Diluted weighted average common shares outstanding	20,513	24,789

DANAOS CORPORATION

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15	Related Party Transactions

Management fees to Danaos Shipping Company Limited (“the Manager”) amounted to $4.6 million and $4.2 million in the three months ended March 31, 2021 and 2020, respectively, and are presented under “General and administrative expenses” in the condensed consolidated statements of income.

Commissions to the Manager amounted to $1.6 million and $1.3 million in the three months ended March 31, 2021 and 2020, respectively and are presented under “Voyage expenses” in the condensed consolidated statements of income.

The balance “Due from related parties” in the condensed consolidated balance sheets totaling $21.2 million and $20.4 million as of March 31, 2021 and December 31, 2020, respectively, represents advances to the Manager on account of the vessels’ operating and other expenses. An amount of $0.2 million as of March 31, 2021 and December 31, 2020, respectively, was due to executive officers and is presented under “Accounts payable” in the condensed consolidated balance sheets.

16	Subsequent Events

On April 12, 2021, the Company refinanced all of its outstanding indebtedness under the 2018 Credit Facilities with the proceeds from a $815 million senior secured credit facility with Citibank N.A. and National Westminster Bank plc, a $135 million sale and leaseback agreement with Oriental Fleet International Company Limited, an affiliate of COSCO Shipping Lease Co., Ltd., with respect to five vessels, and the net proceeds of the Company’s February 2021 offering of $300 million of 8.500% Senior Notes due 2028. The accounting impact from the refinancing will be accounted for during the second quarter of 2021.  The Company is currently evaluating the debt modification and extinguishment accounting impact from the refinancing and anticipate a net gain on debt extinguishment.

On May 10, 2021, the Company declared a dividend of $0.50 per share of common stock payable on June 9, 2021, to holders of record on May 27, 2021.